SECURITIES AND EXCHANGE COMMISSION

              INVESTMENT COMPANY ACT OF 1940, Release No. IC-17599
                                    812-7516

                                  July 18, 1990


         First Investors Life Insurance Company, First Investors Life Variable Annuity Fund C ("Separate Account"), First Investors Corporation, and First Investors Management Company, Inc. filed an application on May 4, 1990, and an amendment on June 11, 1990, for an order of the Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Act") exempting them from the provision of Sections 26(a)(2) and 27(c) (2) of the Act to the extent necessary to permit the deduction of mortality and expense risk charges from the assets of Separate Account C.

         A notice of the filing of the application was issued on June 19, 1990(Investment Company Act Release No. 17540). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not order a hearing.

         The matter has been considered and it is found that the granting of the exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

         IT IS ORDERED, pursuant to Section 6(c) of the Act, that the requested exemptions from Sections 26(a)(2) and 27(c)(2) of the Act, be, and hereby are, granted, effective forthwith.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.